Gildan Activewear Inc.
Form 51-102F4
Business Acquisition Report

Item 1 - Identity of Company

1.1          Name and Address of Company

Gildan Activewear Inc. (“Gildan” or “the Company”)
600, de Maisonneuve West Boulevard, 33rd floor
Montreal, Quebec
H3A 3J2

1.2          Executive Officer

For further information, contact Lindsay Matthews, Vice-President, General Counsel and Corporate Secretary at (514) 340-8790.

Item 2 - Details of Acquisition

2.1          Nature of Business Acquired

On April 15, 2011, the Company acquired 100% of the common shares of Gold Toe Moretz Holdings Corp. (Gold Toe Moretz).  Gold Toe Moretz is a leading supplier of high-quality branded athletic, casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States. Gold Toe Moretz’s company-owned brands include the core Gold Toe® brand, as well as the Silver Toe®, GT®, Auro®, PowerSox® and All Pro® brands. Gold Toe Moretz is also the exclusive U.S. licensee for Under Armour® and New Balance® branded socks. This acquisition provides the Company with enhanced brand management expertise which can be utilized to further the development of the Gildan® brand. In addition to the introduction of leading consumer brands, the acquisition significantly expands and diversifies the Company’s channels of distribution in the U.S. retail market.

Gold Toe Moretz sources the majority of its products from third-party suppliers primarily in Asia and consequently operates sourcing offices in Asia to facilitate sourcing decisions and supply chain management. As a result, the acquisition of Gold Toe Moretz provides long-standing product sourcing network relationships and expertise which are expected to complement Gildan’s large scale, vertically-integrated manufacturing. The Company intends to leverage its manufacturing scale and expertise to support the further development of Gold Toe Moretz’s owned and licensed brands and create further sales growth opportunities in socks and other retail product categories. Furthermore, Gildan will explore opportunities to utilize Gold Toe Moretz’s sourcing network to introduce new products within its existing channels of distribution.

2.2          Date of Acquisition

April 15, 2011.

2.3          Consideration

The Company acquired 100% of the capital stock of Gold Toe Moretz for cash consideration of approximately U.S. $345 million, net of cash acquired, plus direct acquisition related costs. The majority of the purchase price was used by Gold Toe Moretz to fully repay its outstanding long-term debt immediately prior to the closing of the acquisition. Gildan initially financed the acquisition by using approximately U.S. $100 million of cash on hand and approximately U.S. $250 million drawn on the Company’s revolving credit facility. An additional purchase price consideration of up to 150,000 common shares is contingent on specified future events.

The purchase price is represented primarily by intangible assets, including the value of the company-owned brands previously discussed. As part of the accounting for the acquisition, the Company is recording a tax benefit related to over U.S. $100 million of operating losses carried forward, and is recognizing a liability of approximately U.S. $25 million related to the former Gold Toe Moretz defined benefit pension plan, which was frozen in 2006.

2.4	Effect on Financial Position

The Company intends to largely maintain the management, sales and sourcing operations of Gold Toe Moretz as part of its existing operations. Gold Toe Moretz’s senior management team, including John Moretz, Chairman and Chief Innovation Officer, and Steve Lineberger, President and CEO, have committed to continue their careers with Gildan. The Company intends to wind up and settle the defined benefit pension plan of Gold Toe Moretz, which will result in an estimated cash outflow of approximately U.S. $25 million within the next twelve months, for which a liability has been recorded as part of the purchase accounting as noted above.

2.5          Prior Valuations

None

2.6          Parties to Transaction

The acquisition of Gold Toe Moretz is not with an informed person, associate or affiliate of Gildan.

2.7          Date of report

June 27, 2011

Item 3 - Details of Acquisition

As required by Part 8 of National Instrument 51-102, the following financial statements are included as part of this Business Acquisition Report:

(a)	Unaudited pro forma consolidated financial statements of the Company are attached as Schedule A hereto, and include:

(i)	Unaudited interim pro forma consolidated balance sheet of the Company as at April 3, 2011, giving effect to the acquisition of Gold Toe Moretz as if it had been completed on April 3, 2011;

(ii)
Unaudited pro forma interim consolidated statement of earnings and comprehensive income of the Company for the six-month period ended April 3, 2011, giving effect to the acquisition of Gold Toe Moretz as if it had been completed on October 5, 2009, the beginning of the Company’s 2010 fiscal year; and

(iii)
Unaudited pro forma consolidated statement of earnings and comprehensive income of the Company for the fiscal year ended October 3, 2010, giving effect to the acquisition of Gold Toe Moretz as if it had been completed on October 5, 2009, the beginning of the Company’s 2010 fiscal year.

(b)	Consolidated financial statements of Gold Toe Moretz are attached as Schedule B hereto, and include:

(i)	Audited consolidated financial statements of Gold Toe Moretz for the years ended December 31, 2010 and 2009;

(ii)	Unaudited condensed interim consolidated financial statements of Gold Toe Moretz for the three-month periods ended April 3, 2011 and 2010.

FORWARD-LOOKING STATEMENTS

Certain statements included in this business acquisition report constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. However, the unaudited pro forma consolidated financial statements included in this business acquisition report are not intended to project the combined Company’s future financial position or operating results. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and nonrecurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

SCHEDULE ‘A’
Unaudited Pro Forma Consolidated
Financial Statements of the Company

GILDAN ACTIVEWEAR INC.
PRO FORMA INTERIM CONSOLIDATED BALANCE SHEET
As at April 3, 2011
(in thousands of U.S. dollars - unaudited)

			Pro forma adjustments
Gildan (Canadian GAAP)		Gold Toe Moretz (Canadian GAAP)	Cash and financing adjustments	Purchase accounting adjustments	Gildan Pro forma (Canadian GAAP)
		(Note 2 (a))	(Note 2 (b))	(Note 2 (c))
Current assets:
Cash and cash equivalents	$173,760	$18,992	$(117,192)	$-	$75,560
Trade accounts receivable	193,042	32,669	-	-	225,711
Inventories	439,219	54,287	-	-	493,506
Prepaid expenses and deposits	8,066	2,157	-	-	10,223
Future income taxes	-	457	-	3,585	4,042
Other current assets	9,120	-	-	-	9,120
	823,207	108,562	(117,192)	3,585	818,162

Property, plant and equipment	515,387	4,598	-	(1,100)	518,885
Assets held for sale	14,867	-	-	-	14,867
Intangible assets	58,822	13,829	-	190,871	263,522
Goodwill	16,012	38,210	-	99,687	153,909
Future income taxes	3,861	-	-	-	3,861
Deferred financing fees	-	1,321	(1,321)	-	-
Other assets related to proportionate
consolidation of joint venture	-	13,094	-	(13,094)	-
Other assets	9,543	495	-	-	10,038

Total assets	$1,441,699	$180,109	$(118,513)	$279,949	$1,783,244

Current liabilities:
Accounts payable and accrued liabilities	$220,168	$25,664	$7,400	$34,303	$287,535
Accrued administrative fee payable	-	2,943	(2,943)	-	-
Accrued interest payable	-	2,669	(2,669)	-	-
Income taxes payable	2,189	-	-	-	2,189
Current portion of long-term debt	-	330,083	(330,083)	-	-
	222,357	361,359	(328,295)	34,303	289,724

Long-term debt and capital lease
obligations	-	13	247,000	-	247,013
Future income taxes	2,356	2,216	-	24,132	28,704
Non-controlling interest in consolidated
joint venture	10,473	-	-	-	10,473
Other liabilities related to proportionate
consolidation of joint venture	-	4,205	-	(4,205)	-
Other non-current liabilities	-	817	-	-	817

Shareholders' equity	1,206,513	(188,501)	(37,218)	225,719	1,206,513

Total liabilities and shareholders' equity	$1,441,699	$180,109	$(118,513)	$279,949	$1,783,244

See accompanying notes to pro forma consolidated financial statements.

GILDAN ACTIVEWEAR INC.
PRO FORMA INTERIM CONSOLIDATED STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME
Six months ended April 3, 2011
(in thousands or thousands of U.S. dollars, except per share data - unaudited)

	Gildan (Canadian GAAP)	Gold Toe Moretz (Canadian GAAP)	Pro forma adjustments	Gildan Pro forma (Canadian GAAP)
		Constructed six-month period ended April 3, 2011
		(Notes 1 and 3(a))	(Note 3(b))

Net sales	$714,509	$144,200	$49	$858,758
Cost of sales	525,032	91,155	7,227	623,414

Gross profit	189,477	53,045	(7,178)	235,344

Selling, general and administrative expenses	89,356	33,932	(3,902)	119,386
Restructuring and other charges	4,374	872	-	5,246

Operating income	95,747	18,241	(3,276)	110,712

Financial expense, net	2,853	16,275	(14,844)	4,284
Non-controlling interest in consolidated
joint venture	(585)	-	-	(585)

Earnings before income taxes	93,479	1,966	11,568	107,013

Income taxes	(3,809)	553	4,984	1,728

Net earnings	97,288	1,413	6,584	105,285

Other comprehensive income, net of
related income taxes	(7)	334	-	327

Comprehensive income	$97,281	$1,747	$6,584	$105,612

Basic earnings per share	$0.80			$0.87
Basic weighted average number of common
shares outstanding used in computing
basic earnings per share	121,454			121,454

Diluted earnings per share	$0.80			$0.86
Diluted weighted average number of
common shares outstanding used in
computing diluted earnings per share	122,218			122,218

See accompanying notes to pro forma consolidated financial statements.

GILDAN ACTIVEWEAR INC.
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME
Year ended October 3, 2010
(in thousands or thousands of U.S. dollars, except per share data - unaudited)

	Gildan (Canadian GAAP)	Gold Toe Moretz (Canadian GAAP)	Pro forma adjustments	Gildan Pro forma (Canadian GAAP)
	Year ended October 3, 2010	Year ended December 31, 2010		Year ended October 3, 2010
		(Notes 1 and 3(a))	(Note 3 (c))

Net sales	$1,311,463	$286,502	$(440)	$1,597,525
Cost of sales	947,206	180,024	13,416	1,140,646

Gross profit	364,257	106,478	(13,856)	456,879

Selling, general and administrative expenses	154,674	69,416	(7,521)	216,569
Restructuring and other charges	8,705	1,613	-	10,318

Operating income	200,878	35,449	(6,335)	229,992

Financial expense, net	751	32,658	(29,781)	3,628
Non-controlling interest in consolidated
joint venture	3,786	-	-	3,786

Earnings before income taxes	196,341	2,791	23,446	222,578

Income taxes	(1,904)	492	10,280	8,868

Net earnings	198,245	2,299	13,166	213,710

Other comprehensive income, net of
related income taxes	(1,710)	419	-	(1,291)

Comprehensive income	$196,535	$2,718	$13,166	$212,419

Basic earnings per share	$1.64			$1.76
Basic weighted average number of common
shares outstanding used in computing
basic earnings per share	121,159			121,159

Diluted earnings per share	$1.63			$1.75
Diluted weighted average number of
common shares outstanding used in
computing diluted earnings per share	121,980			121,980

See accompanying notes to pro forma consolidated financial statements.

GILDAN ACTIVEWEAR INC.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts in thousands or thousands of U.S. dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION:

Gildan Activewear Inc. (the "Company") is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The accompanying unaudited pro forma interim consolidated balance sheet and pro forma consolidated statements of earnings and comprehensive income for the periods presented have been prepared by management of the Company for inclusion in the Business Acquisition Report (“BAR”) as required by National Instrument 51-102, Continuous Disclosure Obligations, as adopted by the Canadian Securities Administrators for Canadian reporting issuers, giving effect to the acquisition by the Company of Gold Toe Moretz Holdings Corp. ("Gold Toe Moretz") through the purchase of 100% of the capital stock of Gold Toe Moretz which was completed on April 15, 2011 ("the Acquisition").

The unaudited consolidated pro forma financial statements should be read in conjunction with the financial statements listed below:

•
The audited consolidated financial statements and notes thereto of the Company for the year ended October 3, 2010 as well as the unaudited interim consolidated financial statements of the Company for the three and six months ended April 3, 2011 filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, available on www.sedar.com and www.sec.gov; and

•
The audited consolidated financial statements of Gold Toe Moretz for the year ended December 31, 2010, and the unaudited condensed interim consolidated financial statements of Gold Toe Moretz for the three months ended April 3, 2011 included in Schedule B of the BAR.

The unaudited pro forma interim consolidated statement of earnings and comprehensive income for the six months ended April 3, 2011 includes the unaudited constructed statement of earnings and comprehensive income of Gold Toe Moretz for the six months ended April 3, 2011, which has been constructed from the audited consolidated statement of earnings and comprehensive income for the year ended December 31, 2010, removing the unaudited consolidated statement of earnings and comprehensive income for the nine months ended September 30, 2010 and adding the unaudited consolidated statement of earnings for the three months ended April 3, 2011. The unaudited constructed statement of earnings and comprehensive income of Gold Toe Moretz for the six months ended April 3, 2011 has been prepared solely for the purpose of the pro forma consolidated financial statements, and does not conform with the consolidated financial statements of Gold Toe Moretz included elsewhere in the BAR. The unaudited pro forma consolidated statement of earnings and comprehensive income for the year ended October 3, 2010 includes the consolidated statement of earnings and comprehensive income for Gold Toe Moretz’s most recently completed fiscal year ended December 31, 2010, which ends within 93 days of the Company’s most recently completed fiscal year ended October 3, 2010. Certain of Gold Toe Moretz’s figures have been reclassified to conform to the Company’s consolidated financial statement presentation.

The consolidated financial statements of Gold Toe Moretz for the year ended December 31, 2010 and for the three months ended April 3, 2011 included in Schedule B of the BAR have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and have been reconciled to Canadian generally accepted accounting principles (“Canadian GAAP”) in Notes 15 and 10 to the respective consolidated financial statements.

The accounting policies used in the preparation of the unaudited consolidated pro forma financial statements are consistent in all material respects with those used by the Company as described in Note 1 to its audited consolidated financial statements for the year ended October 3, 2010.

The underlying assumptions for the unaudited pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to such transactions; however, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the date indicated or of the results which may be obtained in the future. In addition, the unaudited pro forma consolidated financial statements are not intended to project the combined Company’s future financial position or operating results, and do not give effect to any integration costs, synergies, operating efficiencies and cost savings that may result from the Acquisition as well as benefits expected to be derived from the Company’s growth initiatives following the Acquisition.

GILDAN ACTIVEWEAR INC.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts in thousands or thousands of U.S. dollars, unless otherwise indicated)

2. PRO FORMA INTERIM CONSOLIDATED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS:

The unaudited pro forma interim consolidated balance sheet of the Company as at April 3, 2011 is based on the unaudited interim consolidated balance sheets of the Company and of Gold Toe Moretz as at April 3, 2011, including pro forma cash and financing adjustments and pro forma purchase accounting adjustments as noted in paragraphs 2(b) and 2(c) below, to reflect the Acquisition as if it had been completed on April 3, 2011.

(a)	Canadian GAAP adjustments reflected in the unaudited interim consolidated balance sheet of Gold Toe Moretz:

The unaudited interim consolidated balance sheet of Gold Toe Moretz as at April 3, 2011 included in the pro forma consolidated balance sheet is based on the unaudited interim consolidated balance sheet prepared in accordance with U.S. GAAP that is included in Schedule B of this BAR, as well as adjustments to conform to Canadian GAAP and the accounting policies used by the Company in the preparation of its consolidated financial statements, as follows:

	U.S. GAAP	Adjustments		Canadian GAAP
	As at April 3, 2011	Interest in joint venture (i)	Pension liability (ii)	As at April 3, 2011

Total assets	$175,904	$4,205	$-	$180,109

Total liabilities	$391,998	$4,205	$(27,593)	$368,610

Total shareholders' equity	$(216,094)	$-	$27,593	$(188,501)

(i)   Accounting for interest in joint venture – Gold Toe Moretz accounts for its interest in a joint venture using the equity method in accordance with U.S. GAAP. Under Canadian GAAP, the proportionate consolidation method is used to account for interests in joint ventures. This difference would result in the reclassification of the amount recorded as an investment in affiliate to individual line items in the consolidated balance sheets and statements of earnings and comprehensive income. Given the insignificance of the financial position of the joint venture relative to the pro forma consolidated financial position of the Company, for the purpose of the pro forma interim consolidated balance sheet, adjustments have only been made to total assets and total liabilities to reflect the respective balances using the proportionate consolidation method to account for the Company’s interest in the joint venture. There were no adjustments required to shareholders’ equity.

(ii)  Pension liability - The benefit obligation of Gold Toe Moretz’s defined benefit pension plan exceeds the fair value of plan assets. U.S. GAAP requires the funded status of pension plans to be presented on the balance sheet by recording the unrecognized actuarial gains and losses and prior service costs in accumulated other comprehensive income. No similar requirement exists under Canadian GAAP, and as such, an adjustment is required to reverse the amount recorded in accumulated other comprehensive income, with a corresponding reduction of the pension liability that is included in accounts payable and accrued liabilities.

(b)   Pro forma cash and financing adjustments:

Cash and cash equivalents has decreased by $117.2 million, which represents $101.8 million of cash utilized to partially finance the purchase price consideration paid at closing of $348.8 million (including cash acquired), and a net  reduction of $15.4 million of Gold Toe Moretz’s cash and cash equivalents as at April 3, 2011. The remaining portion of the purchase price consideration of $247.0 million was financed through funds drawn on the Company's revolving credit facility. The net decrease of $15.4 million of Gold Toe Moretz’s cash and cash equivalents, which reduces the balance of $19.0 million at April 3, 2011 to the actual balance of cash and cash equivalents of $3.6 million acquired at the closing of the Acquisition on April 15, 2011, is assumed to be used in part to pay the accrued administrative fee payable to previous shareholders and accrued interest payable of $2.9 million and $2.7 million, respectively. The remaining balance of Gold Toe Moretz's cash of $9.8 million combined with the majority of the Acquisition proceeds are assumed to be used to fully repay the balance of Gold Toe Moretz's outstanding debt at April 3, 2011 of $330.1 million. The above adjustments are consistent with the full repayment of such liabilities that occurred immediately prior to the closing of the Acquisition on April 15, 2011.

Deferred financing fees have decreased by $1.3 million to reflect the reversal of the fees related to Gold Toe Moretz’s outstanding debt mentioned above.

GILDAN ACTIVEWEAR INC.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts in thousands or thousands of U.S. dollars, unless otherwise indicated)

2. PRO FORMA INTERIM CONSOLIDATED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS (continued):

(b)   Pro forma cash and financing adjustments (continued):

Accounts payable and accrued liabilities have increased by $7.4 million to reflect the accrual for direct acquisition costs included in the total purchase price of $352.6 million.

(c)   Pro forma purchase accounting adjustments:

The pro forma interim consolidated balance sheet reflects the purchase method of accounting, including the allocation of the total purchase consideration to the estimated fair value of the identifiable assets and liabilities acquired, with the excess allocated to goodwill. The pro forma purchase accounting adjustments represent the difference between the estimated fair values of the net assets and liabilities (including the excess assigned to goodwill) and the net book values of the asset and liabilities of Gold Toe Moretz (excluding liabilities that were paid immediately prior to the closing of the Acquisition), as follows:

	Purchase price allocation	Net book value of net assets acquired	Pro forma purchase accounting adjustments

Current assets (excluding cash and cash equivalents,
and future income taxes)	$89,113	$89,113	$-
Property, plant and equipment	3,498	4,598	(1,100)
Intangible assets (i)	204,700	13,829	190,871
Goodwill	137,897	38,210	99,687
Other assets related to proportionate consolidation of
joint venture	-	13,094	(13,094)
Other assets	495	495	-
Accounts payable and accrued liabilities (excluding
accrued administrative fee payable and accrued
interest payable) (ii)	(59,967)	(25,664)	(34,303)
Future income tax liabilities, net (iii)	(22,306)	(1,759)	(20,547)
Other liabilities related to proportionate consolidation of
joint venture	-	(4,205)	4,205
Other non current liabilities	(830)	(830)	-

	$352,600	$126,881	$225,719

The total consideration paid for the Acquisition is comprised of the following:

Consideration:
Cash paid at closing, net of cash acquired of $3,600	$345,200
Direct acquisition costs	7,400
$352,600

The above purchase price allocation is preliminary and is based on management’s best estimates of the fair values of the assets acquired and liabilities assumed and taking into consideration all relevant information available to date. An additional purchase price consideration of up to 150,000 common shares is contingent on specified future events, which has not been reflected in these pro forma consolidated financial statements on the basis that the outcome of the contingency cannot be determined beyond a reasonable doubt at this time. Since the Company is still in the process of finalizing the valuation of assets acquired and liabilities assumed at the date of the Acquisition (April 15, 2011), the allocation of the purchase price could vary significantly from the April 3, 2011 amounts used in these unaudited pro forma consolidated financial statements.

GILDAN ACTIVEWEAR INC.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts in thousands or thousands of U.S. dollars, unless otherwise indicated)

2. PRO FORMA INTERIM CONSOLIDATED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS (continued):

(c)    Pro forma purchase accounting adjustments (continued):

(i) The estimated fair value of intangible assets of $204.7 million included in the purchase price allocation column of the above table consists of the following:

Trademarks	$94,000
License agreements	51,000
Customer relationships	58,000
Non compete agreements	1,700
$204,700

(ii) The preliminary purchase accounting adjustment for the fair value of accounts payable and accrued liabilities assumed is comprised of the following:

•
An increase of $33.3 million related to Gold Toe Moretz’s defined benefit pension plan which is in a deficit position. The increase of $33.3 million reflects the adjustment necessary to align the pension liability with its funded status of a deficit position of approximately $25.0 million, as required by purchase accounting. The adjustment also includes estimated costs related to management’s plan to wind up and settle the defined benefit plan within the next twelve months, and accordingly, the pension liability has been reclassified as a current liability in the pro forma interim consolidated balance sheet.

•	An increase of $1.0 million to reflect contract termination costs in connection with the acquisition.

(iii) The preliminary purchase accounting adjustment for the pro forma future income tax liabilities of $20.5 million includes an incremental future income tax liability adjustment of $57.5 million relating to the tax effect of temporary taxable differences between the purchase accounting values and the tax basis of net assets acquired, partially offset by a future income tax asset of approximately $37.0 million relating to the previously unrecognized tax benefit of income tax loss carryfowards.

(iv)  The Company has, at the time of acquisition, assigned a fair value of nil to its investment in a joint venture which manufactures and distributes men’s, women’s and children’s socks in Mexico, as these operations will be integrated into the Company’s vertically integrated manufacturing.

3. PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME ASSUMPTIONS AND ADJUSTMENTS:

The unaudited pro forma interim consolidated statement of earnings and comprehensive income for the six months ended April 3, 2011 is based on the historical interim consolidated statement of earnings and comprehensive income of the Company for the six months ended April 3, 2011 and the constructed unaudited consolidated statement of earnings and comprehensive income of Gold Toe Moretz for the six months ended April 3, 2011. The unaudited pro forma consolidated statement of earnings and comprehensive income for the year ended October 3, 2010 is based on the historical financial statements of the Company for the year ended October 3, 2010 and of Gold Toe Moretz for the year ended December 31, 2010. The consolidated pro forma financial statements for the two aforementioned periods include pro forma adjustments as noted in paragraphs 3(b) and 3(c) below to reflect the Acquisition as if it had occurred on October 5, 2009.

GILDAN ACTIVEWEAR INC.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts in thousands or thousands of U.S. dollars, unless otherwise indicated)

3. PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME ASSUMPTIONS AND ADJUSTMENTS (continued):

(a)	Canadian GAAP adjustments reflected in the consolidated statements of earnings and comprehensive income of Gold Toe Moretz:

The unaudited interim consolidated statements of earnings and comprehensive income of Gold Toe Moretz for the six months ended April 3, 2011 and for the year ended December 31, 2010, and which are included in the Company’s pro forma consolidated statements of earnings and comprehensive income for the six months ended April 3, 2011 and the year ended October 3, 2010, respectively, reflect adjustments and reclassifications to conform to Canadian GAAP and the accounting policies used by the Company in the preparation of its consolidated financial statements, as follows:

	U.S. GAAP			Canadian GAAP
	Constructed six-month period ended April 3, 2011	Adjustments		Constructed six-month period ended April 3, 2011

Net sales	$144,249	$(49)	(i)	$144,200

Gross profit	$51,437	$1,608	(i)	$53,045

Selling, general and administrative expenses	$33,073	$859	(i)	$33,932

Operating income	$17,492	$749	(i)	$18,241
Financial expense, net	16,134	141	(i)	16,275
Equity earnings in investment in joint venture	(244)	244	(i)	-

Earnings before income taxes	1,602	364		1,966

Income taxes	189	364	(i)	553

Net earnings	1,413	-		1,413

Other comprehensive income	573	(239)	(ii)	334

Comprehensive income	$1,986	$(239)		$1,747

	U.S. GAAP			Canadian GAAP
	Year ended December 31, 2010	Adjustments	Year ended December 31, 2010

Net sales	$286,062	$440	(i)	$286,502

Gross profit	$103,324	$3,154	(i)	$106,478

Selling, general and administrative expenses	$67,543	$1,873	(i)	$69,416

Operating income	$34,168	$1,281	(i)	$35,449
Financial expense, net	32,433	225	(i)	32,658
Equity earnings in investment in joint venture	(700)	700	(i)	-

Earnings before income taxes	2,435	356		2,791

Income taxes	136	356	(i)	492

Net earnings	2,299	-		2,299

Other comprehensive income	1,375	(956)	(ii)	419

Comprehensive income	$3,674	$(956)		$2,718

GILDAN ACTIVEWEAR INC.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts in thousands or thousands of U.S. dollars, unless otherwise indicated)

3. PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME ASSUMPTIONS AND ADJUSTMENTS (continued):

(a)	Canadian GAAP adjustments reflected in the consolidated statements of earnings and comprehensive income of Gold Toe Moretz (continued):

(i)   Accounting for interest in joint venture – Gold Toe Moretz accounts for its interest in a joint venture using the equity method in accordance with U.S. GAAP. Under Canadian GAAP, the proportionate consolidation method is used to account for interests in joint ventures. This difference results in reclassifications to individual line items in the consolidated balance sheets and statements of earnings and comprehensive income. For the purpose of the pro forma consolidated statements of earnings and comprehensive income, adjustments have been made to reflect the respective line items using the proportionate consolidation method to account for the Company’s interest in the results of the joint venture.

(ii)  Pension liability - The benefit obligation of Gold Toe Moretz’s defined benefit pension plan exceeds the fair value of plan assets. U.S. GAAP requires the funded status of pension plans to be presented on the balance sheet by recording the unrecognized actuarial gains and losses and prior service costs in accumulated other comprehensive income. No similar requirement exists under Canadian GAAP.

(b)	Pro forma adjustments to the unaudited interim consolidated statement of earnings and comprehensive income for the six months ended April 3, 2011:

The following pro forma adjustments have been made to reflect the Acquisition as if it had been completed on October 5, 2009, including adjustments to reverse the impact of proportionate consolidation related to Gold Toe Moretz’s investment in the joint venture on the basis that the joint venture was assigned a fair value of nil in the purchase price allocation:

•	Net sales have increased by $49.0 thousand to reverse the impact of proportionate consolidation.

•
Cost of sales has increased by $7.2 million including an increase of $1.6 million to reflect the reversal of proportionate consolidation as noted above, and an increase of $5.6 million to reflect reclassification adjustments for royalty expenses and freight to customers from selling, general and administrative (SG&A) expenses to cost of sales in order to conform to the presentation used by the Company.

•	SG&A expenses have decreased by $3.9 million, which include the following adjustments:

o	Decrease of $5.6 million related to reclassifications from SG&A to cost of sales as noted above;
o
Increase of $4.9 million to reflect the incremental depreciation and amortization charges related to assigning fair values to the acquired definite life intangible assets giving effect to the Acquisition as if it had occurred on October 5, 2009. The incremental amortization charge assumes straight-line amortization over the estimated useful lives of these assets, which has been assumed as seven years for license agreements, twenty years for customer relationships and two years for non-compete agreements, which brings the total amortization charge for the intangible assets acquired to $5.7 million for the six months ended April 3, 2011. The Company has not reflected any amortization expense for trademarks as these are considered to be indefinite life intangible assets;

o	Decrease of $1.3 million related to the elimination of management and advisory fees paid to the previous shareholders;
o	Decrease of $1.0 million to reflect contractually reduced rent expense which occurred in connection with the Acquisition; and
o	Decrease of $0.9 million to reverse the impact of proportionate consolidation.

GILDAN ACTIVEWEAR INC.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts in thousands or thousands of U.S. dollars, unless otherwise indicated)

3. PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME ASSUMPTIONS AND ADJUSTMENTS (continued):

(b)	Pro forma adjustments to the unaudited interim consolidated statement of earnings and comprehensive income for the six months ended April 3, 2011 (continued):

•
Financial expense has decreased by $14.8 million to reflect the reversal of $16.1 million of interest expense on the Gold Toe Moretz debt which was fully repaid immediately prior to the closing of the Acquisition as described in Note 2(b), a decrease of $0.1 million to reverse the impact of proportionate consolidation, offset by an increase of $1.4 million to reflect the interest expense on the amounts drawn on the Company’s revolving credit facility of $247.0 million, as well as the elimination of interest income foregone as a result of the utilization of cash on hand to partially finance the Acquisition. The pro forma interest expense has been calculated using an assumed 3-month LIBOR-based interest rate of approximately 1%, which was the interest rate under the Company’s revolving credit facility at April 3, 2011 and was comparable to the average interest rate that would have been incurred had amounts been drawn on the revolving credit facility for the six months ended April 3, 2011. The pro forma interest income adjustment was based on an assumed interest rate of 0.25%. The impact of a 1 percentage point increase in the Company's assumed borrowing rate would result in an increase in interest expense for the period of approximately $1.2 million.

•
Income tax expense has increased by $5.0 million primarily to reflect the tax effect of the above adjustments. The estimated income taxes are based on a combined U.S. federal and state statutory rate of 37%, applicable to Gold Toe Moretz.

(c)	Pro forma adjustments to the consolidated statement of earnings and comprehensive income for the year ended October 3, 2010:

The following pro forma adjustments have been made to reflect the Acquisition as if it had been completed on October 5, 2009, including adjustments to reverse the impact of proportionate consolidation related to Gold Toe Moretz’s investment in the joint venture on the basis that the joint venture was assigned a fair value of nil in the purchase price allocation:

•	Net sales have decreased by $0.4 million to reverse the impact of proportionate consolidation.

•
Cost of sales has increased by $13.4 million including an increase of $2.7 million to reflect the reversal of proportionate consolidation, and an increase of $10.7 million to reflect reclassification adjustments for royalty expenses and freight to customers from SG&A to cost of sales in order to conform to the presentation used by the Company.

•	SG&A expenses have decreased by $7.5 million, which include the following adjustments:

o	Decrease of $10.7 million related to reclassifications from SG&A to cost of sales as noted above;
o
Increase of $9.8 million to reflect the incremental depreciation and amortization charges related to assigning fair values to the acquired definite life intangible assets giving effect to the Acquisition as if it had occurred on October 5, 2009. The incremental amortization charge assumes straight-line amortization over the estimated useful lives of these assets, which has been assumed as seven years for license agreements, twenty years for customer relationships and two years for non-compete agreements, which brings the total amortization charge for the intangible assets acquired to $11.4 million for the twelve months ended October 3, 2010. The Company has not reflected any amortization expense for trademarks as these are considered to be indefinite life intangible assets;

o	Decrease of $2.7 million related to the elimination of management and advisory fees paid to the previous shareholders;
o	Decrease of $2.0 million to reflect contractually reduced rent expense which occurred in connection with the acquisition; and
o	Decrease of $1.9 million to reverse the impact of proportionate consolidation.

GILDAN ACTIVEWEAR INC.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts in thousands or thousands of U.S. dollars, unless otherwise indicated)

3. PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME ASSUMPTIONS AND ADJUSTMENTS (continued):

(c)	Pro forma adjustments to the consolidated statement of earnings and comprehensive income for the year ended October 3, 2010 (continued):

•
Financial expense has decreased by $29.8 million to reflect the reversal of $32.4 million of interest expense on the Gold Toe Moretz debt which was fully repaid immediately prior to the closing of the Acquisition as described in Note 2(b), a decrease of $0.2 million to reverse the impact of proportionate consolidation, offset by an increase of $2.8 million to reflect the interest expense on the amounts drawn on the Company’s revolving credit facility of $247.0 million, as well as the elimination of interest income foregone as a result of the utilization of cash on hand to partially finance the Acquisition. The pro forma interest expense has been calculated using an assumed 3-month LIBOR-based interest rate of approximately 1%, which was the interest rate under the Company’s revolving credit facility at April 3, 2011 and was comparable to the average interest rate that would have been incurred had amounts been drawn on the revolving credit facility for the twelve months ended October 3, 2010. The pro forma interest income adjustment was based on an assumed interest rate of 0.25%. The impact of a 1 percentage point increase in the Company's assumed borrowing rate would result in an increase in interest expense for the period of approximately $2.5 million.

•
Income tax expense has increased by $10.3 million primarily to reflect the tax effect of the above adjustments. The estimated income taxes are based on a combined U.S. federal and state statutory rate of 37%, applicable to Gold Toe Moretz.

4. GOLD TOE FINANCIAL INFORMATION:

The unaudited consolidated financial statements of earnings and comprehensive income of Gold Toe Moretz for the twelve months ended December 31, 2010 and for the six months ended April 3, 2011 include an overlapping period from October 1, 2010 to December 31, 2010. The following table presents the unaudited figures included in the overlapping period:

	Three months ended	Three months ended
	December 31, 2010	December 31, 2010
	(U.S. GAAP)	(Canadian GAAP)

Net sales	$85,427	$85,465
Cost of sales	55,158	54,442
Gross profit	30,269	31,023
Selling, general and administrative expenses	17,417	17,839
Restructuring and other charges	757	757
Financial expense, net	7,971	8,047
Equity earnings in investment in joint venture	97	-
Earnings before income taxes	4,027	4,380
Income taxes	154	507
Net earnings	3,873	3,873
Other comprehensive income, net of related income taxes	396	157
Comprehensive income	$4,269	$4,030